September 9, 2020

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:      Jeffrey Gabor

Laura Crotty

Rolf Sundwall

Jeanne Baker

Re:	Prelude Therapeutics Incorporated
Registration Statement on Form S-1
Filed September 4, 2020
File No. 333-248628

Ladies and Gentlemen:

On behalf of Prelude Therapeutics Incorporated (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-248628) (the “Registration Statement”), to further address comment #5 of the Staff set forth in its letter to the Company dated August 19, 2020, concerning valuation considerations related to the Company’s equity awards.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY PRELUDE THERAPEUTICS INCORPORATED

Securities and Exchange Commission

Division of Corporation Finance

September 9, 2020

Preliminary IPO Price Range

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between approximately $[*] and $[*] per share (the “Price Range”). The Company plans to effect a reverse stock split (the “Stock Split”) in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission. The share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s current financial condition and prospects, the Company’s progress in developing its pipeline of product candidates, recent public offerings of other comparable companies and input received from representatives of Morgan Stanley, Goldman Sachs & Co. LLC and BofA Securities (the “Lead Underwriters”), the lead underwriters of the proposed offering, including discussions that took place on September 2, 2020 among senior management of the Company, the Board of Directors of the Company (the “Board”) and the Lead Underwriters. Prior to September 2, 2020, the Company had not held formal discussions with the Lead Underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in an amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range and which the Company expects to be a two-dollar range within the Price Range) that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*]. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the Lead Underwriters and further business developments impacting the Company.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and third-party valuations.

We supplementally advise the Staff that, as described on pages 92 through 93 of the Registration Statement, for all periods prior to the IPO, the fair values of the shares of common stock underlying the Company’s share-based awards were estimated on each grant date by the Board. To determine the fair value of the Common Stock underlying option grants, the Board considered a variety of factors including, among other things, timely valuations of the Common Stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the Common Stock , the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Common Stock, including important developments in the Company’s operations, such as progress on initial new drug (“IND”) submissions and clinical data read-outs, its stage of development, valuations performed by an independent third party valuation firm, sales of the Company’s preferred stock, actual operating results and financial performance, the conditions in the life sciences and biotechnology industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the Common Stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale.

CONFIDENTIAL TREATMENT REQUESTED BY PRELUDE THERAPEUTICS INCORPORATED

Securities and Exchange Commission

Division of Corporation Finance

September 9, 2020

The following table summarizes the grant of options by the Company since January 1, 2019:

Date of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Fair Value Per Share	Valuation Date
February 13, 2019	198,000	$1.23	$1.23	November 1, 2018
June 17, 2019	1,114,500	$1.63	$1.63	May 15, 2019
August 7, 2019	565,000	$1.63	$1.63	May 15, 2019
November 13, 2019	93,000	$1.63	$1.63	May 15, 2019
March 27, 2020*	1,375,500	$1.63	$2.82	March 27, 2020
May 13, 2020*	310,000	$1.63	$2.82	March 27, 2020
September 2, 2020	3,620,131	$11.11	$11.11	August 25, 2020

*

Based on certain corporate development events described below, the Company adjusted the fair value of the Company’s common stock for financial reporting purposes, for the grant dates of March 27, 2020 and May 13, 2020 to $2.82 per share respectively utilizing a linear interpolation from its May 15, 2019 valuation.

Summary of Methods Used

For the November 2018 and May 2019 valuations, the Company employed attributes from the income and market approaches by way of an option pricing method (“OPM”) framework. Given the very wide range of possible future exit events, the Company utilized an OPM, through a process known as the back-solve method for inferring and allocating the equity value predicated on the most recent financing. Furthermore, for the November 2018 and May 2019 valuation dates, the Company was at an early stage of development and future liquidity events were difficult to forecast. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that the value for the referenced financing equals the amount paid which is then discounted for a lack of marketability (“DLOM”).

Given certain progress made towards completing an IPO, the Company used a probability-weighted expected return method (“PWERM”) in combination with the OPM as a hybrid method (“Hybrid Method”) to value the common stock of the Company for the March 2020 and August 2020 valuations.

The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The PWERM is a scenario-based analysis that estimates the value per share of common

CONFIDENTIAL TREATMENT REQUESTED BY PRELUDE THERAPEUTICS INCORPORATED

Securities and Exchange Commission

Division of Corporation Finance

September 9, 2020

stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability.

Summary of Valuations

For the November 2018 valuation, the Company employed an OPM method implied by the terms of the Company’s Series A convertible preferred stock financing that initially closed in October 2017 (the “Series A Financing”) with a follow-on financing in August 2018. For the November 2018 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series A Financing, the Company assumed a 65% volatility rate and a 2.5-year estimated term. The Company then reflected a DLOM of 35% to arrive at a $1.23 per share valuation.

For the May 2019 valuation, the Company employed an OPM method implied by the terms of the Series B convertible preferred stock financing that closed in May 2019 (the “Series B Financing”) with a follow-on financing in March 2020. For the May 2019 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series B Financing, the Company assumed a 70% volatility rate and a 2-year estimated term. The Company then reflected a DLOM of 30% to arrive at a $1.63 per share valuation.

For the March 2020 valuation, the Company employed a Hybrid Method implied by the terms of the Company’s Series B financing. The Company was valued under two scenarios: (1) an initial public offering in September 2020 ([*]% probability) (the “March IPO scenario”); and (2) a forward sale scenario at a later date ([*]% probability) (the “March forward sale scenario”). As of the March 2020 valuation, the Company had entered into initial discussions with investment banks regarding an initial public offering, but had not yet held an organizational meeting or hired any investment banks. For the March 2020 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series B Financing, for the March IPO scenario the Company assumed a 115% volatility rate, a 0.5-year estimated term and a DLOM of 22.6%, and for the March forward sale scenario, the Company assumed a 130% volatility rate, a 1.5-year estimated term and a DLOM of 30%. The Company then applied a probability weighted average to arrive at a $2.82 per share valuation.

The Company advises the Staff that the Board determined the fair value of the underlying shares of common stock for option awards granted on March 2020 and May 2020 was $2.82 per share. At the time of these grants, the Company’s Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party valuation firm, which concluded that, as of May 15, 2019, the fair value of shares of the Company’s common stock was $1.63 per share. A retroactive valuation analysis for financial reporting purposes concluded that as of March 27, 2020, the fair value of the shares of the Company’s common stock was $2.82 per share. The retroactive analysis took into account events in 2020, including:

•	Initiation of clinical programs and first patient enrolled for both PRT543 and PRT811 programs

•	Filing of PRT1419 IND

•	Hiring of CMO & CFO, and build out of Clinical development team (significant effort)

•	Advancement of preclinical pipeline

For the August 2020 valuation, the Company employed a Hybrid Method implied by the terms of the Company’s Series C financing that occurred in August 2020. The Company was valued under two scenarios: (1) an initial public offering in September 2020 ([*]% probability) (the “August IPO scenario”); and (2) a forward sale scenario at a later date ([*]% probability) (the “August forward sale scenario”). As of the August 2020 valuation,

CONFIDENTIAL TREATMENT REQUESTED BY PRELUDE THERAPEUTICS INCORPORATED

Securities and Exchange Commission

Division of Corporation Finance

September 9, 2020

the Company had completed an amendment to the initial confidential submission of the Registration Statement. For the August 2020 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series C Financing, for the August IPO scenario the Company assumed a 80% volatility rate, a 0.08-year estimated term and a DLOM of 14%, and for the August forward sale scenario, the Company assumed a 100% volatility rate, a 1.0-year estimated term and a DLOM of 25%. The Company then applied a probability weighted average to arrive at a $11.11 per share valuation.

The Board plans to grant, effective the effective date of the Registration Statement, an aggregate of 8,000 shares subject to stock options on a pre-split basis to two directors with an exercise price per share equal to the IPO price per share. The Company has not granted any options since September 2, 2020, and does not currently intend to grant any other options prior to the IPO.

Comparison to Preliminary Assumed IPO Price

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the Price Range and the estimated fair values of the Company’s common stock reflected in the table above.

We note that, as is typical in IPOs, the Price Range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs in the Company’s industry;

•	the general condition of the public capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable biopharma companies; and

•	an assumption that there would be a receptive public trading market for the Company’s common stock.

The Company submits that the primary reason for the difference between the fair value per share used for the stock options granted since January 2019 and the midpoint of the Price Range are:

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•

The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•

The Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY PRELUDE THERAPEUTICS INCORPORATED

Securities and Exchange Commission

Division of Corporation Finance

September 9, 2020

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

•

The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

CONFIDENTIAL TREATMENT REQUESTED BY PRELUDE THERAPEUTICS INCORPORATED

Securities and Exchange Commission

Division of Corporation Finance

September 9, 2020

*********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman Partner

Cc	Kris Vaddi, Chief Executive Officer

Brian Piper, Chief Financial Officer

Prelude Therapeutics Incorporated

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Richard C. Segal, Esq.

Brent Siler, Esq.

Divakar Gupta, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY PRELUDE THERAPEUTICS INCORPORATED